October 24, 2005


By facsimile to (214) 659-4401 and U.S. Mail


Mr. Xiangqian Li
Chairman, President, and Chief Executive Officer
China BAK Battery, Inc.
BAK Industrial Park
No. 1 BAK Street
Kuichong Town, Longgang District
Shenzhen, People`s Republic of China

RE:	China BAK Battery, Inc., formerly known as Medina Coffee,
Inc.
	Pre-effective Amendment 3 to Registration Statement on Form
SB-2
	Filed October 11, 2005
	File No. 333-122209
	Annual Report on Form 10-KSB for the fiscal year ended
December
31, 2004 and
	Subsequent Exchange Act Reports
	File No. 0-49712

Dear Mr. Li:

	We reviewed the filings and have the comments below.

SB-2/A 3

Summary, page 1

1. We note disclosure under "Recent Sales of Unregistered Securities" and elsewhere that China BAK Battery completed a private placement of
7.9 million shares of its common stock on September 16, 2005. Based on disclosure in exhibit 10.2 to the current report on Form 8-K dated
September 14, 2005 and filed September 15, 2005, it appears that a distribution of those 7.9 million shares may take place concurrently with the shares being registered under this registration statement.
Expand the disclosures in the summary and in the forty-fifth risk factor to inform investors of that planned distribution and the aggregate number of shares to be offered for resale under it.

Risk Factors, page 4

2. Refer to the first paragraph beginning with the phrase "We caution you that the following important factors, among others." If you wish to include this language in the prospectus, the appropriate section for the language is "Special Note Regarding Forward-Looking Statements" and not the risk factors section.

3. Your document as revised contains many risk factors. The risk factors section should include a discussion of the most significant risk factors that make the offering speculative or risky and should omit risks that are remote or boilerplate. See Item 503(c)(1) of Regulation S-B. For example, it is unclear why the tenth risk factor is a risk factor in view of disclosure in note 13.A.1. to the financial statements that management`s belief is that the possibility of the buildings having to be vacated as illegitimate constructions is "very remote." Similarly, it is unclear why the twenty-eighth and fortieth risk factors are risk factors in view of disclosure in the forty-second risk factor that China BAK Battery has "no present intention to pay dividends." Review and, as appropriate, revise to ensure that each risk factor you include is necessary for investor protection.

4. You state in the first paragraph that there are "the following important factors, among others." Delete this language because you must disclose all risks that you believe are material at this time.
See our June 7, 1999 Updated Staff Legal Bulletin No. 7 that is available on the Commission`s website at http://www.sec.gov.

5. Avoid generic conclusions in the risk factors` headings and in the risk factors` discussions such as China BAK Battery`s results of operations, business, financial condition, or prospects would or could be materially and adversely affected or would or could be harmed. For example, refer to the third, ninth, eleventh, and sixteenth risk factors. Rather, explain specifically what the risk`s consequences or effects are for China BAK Battery and its securityholders. See comment 5 in our February 11, 2005 letter.

6. A number of risk factors include language like "We cannot assure,"
"We can provide no assurances," "nor can there be any assurance," "there can be no assurance," "We can provide no assurance," "There can be no positive assurance," and "We cannot provide assurance." For example, refer to the first, fifth, eleventh, twelfth, fifteenth, seventeenth, eighteenth, twenty-first, twenty-third, and twenty-fourth risk factors. Since the risk is the situation described and not China BAK Battery`s inability to assure, please revise. See comment 6 in our February 11, 2005 letter and comment 2 in our August
2, 2005 letter.

7. Generally, each risk factor should discuss a single risk. For example, refer to the thirteenth and fourteenth risk factors, and revise.

8. Quantify and describe briefly in the second risk factor China
BAK
Battery`s "significant amount of debt."

9. Explain how the thirteenth risk factor applies specifically to China BAK Battery. For example, does China BAK Battery lack employment contracts with key personnel? Are key personnel planning to retire or nearing retirement age? Are there tensions between key personnel and the board of directors?

10. The meaning of the next to last sentence in the seventeenth risk factor is unclear. Specifically, language appears to be missing between the phrase "the design and manufacturing capabilities" and the phrase "competitive third-party suppliers and technologies." Please revise.

Gross Profit, page 24

11. You disclosed that your revenues increased approximately 59% from the three months ended June 30, 2004 to the three months ended June
30, 2005. You disclosed also that you expanded your manufacturing facilities and related acquisitions. If material, expand your disclosure to include how the items below affected your gross profit, including offsetting fluctuations that these may have had with one another:

* increases in labor costs due to volume to meet the demand requirements from the increase in sales.

* increases in depreciation related to your manufacturing expansion and new equipment purchases.

Quantify the effects that each of these components had on your gross profit. Address similarly the items above in your comparisons for the nine months ended June 30, 2005 compared to June 30, 2004 and for the fiscal year ended September 30, 2004 compared to September 30, 2003.


Report of Independent Registered Public Accounting Firm, page F-1

12. The independent auditor`s report included in your filing is not signed by your auditor. Obtain from your auditor a signed audit report. Also ensure that an updated consent is filed with your next amendment.

Statements of Stockholders` Equity, page F-4

13. We read your responses to prior comments 11-16 and your revised disclosures. Your response to comment 35 in our June 22, 2005 letter states that before the transaction with BAK Battery, 18 individuals paid approximately $11.5 million for 31,225,643 shares of BAK International`s common stock. Based on our understanding, approximately $2.0 million was received during the fiscal year ended
September 30, 2004 and the remaining $9.5 million was received during the fiscal year ended September 30, 2005. We understand also the $11.5 million was used to purchase essentially all of the shares of
BAK Battery from the shareholders of BAK Battery during the fiscal year ended September 30, 2005. We would expect these cash inflows and outflows to be reflected in your statements of stockholders` equity and cash flows during these periods since you appear to be reflecting the transaction between BAK Battery and BAK International as a transaction between entities under common control. Revise your balance sheet, statements of stockholders` equity, and statements of cash flows to reflect these transactions. Also file amended 10-QSBs for filings made after January 20, 2005. If our understanding is incorrect, tell us how you determined that the transactions mentioned above should not be reflected in your financial statements for these periods.

14. We read your response to prior comment 17 and your revised disclosures. Based on your revised disclosure, it does not appear that you have presented separately the date of the effective issuance, the number of shares effectively issued, and the value issued for the 1,152,458 post-transaction shares effectively issued to the former shareholders of Medina Coffee, Inc. Thus, revise your disclosure. Also ensure that you reflect this change in your balance sheet.

Note 19.  Restatement of Consolidated Financial Statements, page
F-28

15. Confirm to us that the restatements disclosed in this note to the
financial statements did not affect your financial statements included in your 10-QSBs for the fiscal quarters ended March 31, 2005 and June 30, 2005. If after considering our comment you determine that these periods should be restated, file amended 10-QSBs for the periods affected.

We remind you that when you file your restated 10-QSB/A, you should appropriately address these items:

* An explanatory paragraph in the reissued audit opinion.

* Full compliance with APB 20, paragraphs 36 and 37.

* Fully update all affected portions of the document, including
MD&A,
selected financial data, and quarterly financial data.

* Updated Item 3 disclosures should include these items:

   A discussion of the restatement and the facts and circumstances surrounding it.

How the restatement impacted the original conclusions of your chief
executive       officer and chief financial officer on the
effectiveness of the disclosure controls and procedures.

   Changes to internal controls over financial reporting.

Anticipated changes to disclosure controls and procedures and/or
internal   controls over financial reporting to prevent future
misstatements of a similar nature.

      Refer to Items 307 and 308(c) of Regulation S-B.

* Updated certifications.

Exhibits 10.3 and 10.4

16. We note the response to prior comment 23. Allow us sufficient time to review the exhibits before requesting acceleration of the registration statement`s effectiveness.

Exhibit 10.8

17. Exhibit 10.8 appears to be the same exhibit that was filed as exhibit 10.17 in pre-effective amendment 2 to the registration statement. Since you represent in response to prior comment 24 that exhibit 10.17 was deleted because the agreements were terminated, it is unclear why you include the exhibit. Since you include the exhibit, it is unclear also why you did not include a summary of the omitted terms in response to prior comment 25. Please revise or advise.

Exhibit 10.9

18. Exhibit 10.9 appears to be the same exhibit that was filed as exhibit 10.18 in pre-effective amendment 2 to the registration statement. Since Jilin Provincial Huaruan Technology Company, Ltd., a corporation owned by Mr. Xiangqian Li, a director and officer of China BAK Battery, is a party to the agreement, it is unclear why you did not submit a fair and accurate English transaction of the entire foreign language document in response to prior comment 24. Please revise or advise. Also confirm that Jilin Provincial Huaruan Technology Company, Ltd. is a party to the agreement filed as exhibit
10.30 rather than exhibit 10.33 as you represent in response to prior comment 24.

Exhibit 10.33

19. We are unable to locate the exhibit in the quarterly report on Form 10-QSB for the quarter ended June 30, 2005 that China BAK Battery filed with the Commission on August 19, 2005. Please revise or advise. Also confirm that Mr. Xiangqian Li is not a guarantor for the agreement filed as exhibit 10.44 as you represent in response to prior comment 24.

Exhibit 23.1

20. The consent obtained from Schwartz Levitsky Feldman LLP consents to the use of its name and use of the report of Independent Registered Public Accounting Firm dated December 30, 2004 and note 18(d) dated September 16, 2005. However, the audit report that you included in your SB-2/A on page F-1 is dated September 30, 2005 and related to note 18(d). Obtain and include in your filing an updated consent from your auditor that references the correct audit report date for note 18(d).

10-KSB

21. It does not appear that you responded to prior comments 26 and
27. Thus, we reissue the comments and request that you amend the document.


June 30, 2005 10-QSB

Item 3. Controls and Procedures, page 40

22. Your disclosure concludes that your disclosure controls and procedures "are effective in timely alerting them to material information related to us is required to be included in our periodic
SEC filings." This is an incomplete definition of disclosure controls and procedures under Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Confirm to us and revise your disclosure to clarify, if true, that you concluded that your disclosure controls and procedures are effective to ensure that:

* Information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Commission`s rules and forms.
* Information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Refer to Exchange Act Rules 13a-15(e) and 15d-15(e) for the full definition of disclosure controls and procedures.

8-K dated September 14, 2005 and filed September 15, 2005

Exhibit 10.1

23. As noted previously, absent an order granting confidential treatment, Item 601)b)(10) of Regulation S-B requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules.  Since you did not file exhibits A-F to exhibit 10.1, file
by amendment the exhibits.  See comment 60 in our February 11,
2005
letter and comment 23 in our August 2, 2005 letter.

Closing

	File amendments to the SB-2, the 10-KSB, the March 31, 2005 and
June 30, 2005 10-QSBs, and the 8-K in response to the comments.
To
expedite our review, China BAK Battery may wish to provide us three marked courtesy copies of the amendments. Include with the filings any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If China BAK
Battery thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendments, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since China BAK Battery and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If China BAK Battery requests acceleration of the registration statement`s effectiveness, China BAK Battery should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve China BAK Battery from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* China BAK Battery may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that China BAK Battery provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Meagan L. Caldwell, Staff Accountant, at (202) 551-3754 or Rufus G. Decker
III,
Accounting Branch Chief, at (202) 551-3769. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3767.

Very truly yours,





Jennifer R. Hardy

Legal
Branch Chief

cc:	Nevada Agency and Trust Company
	Agent for Service, China BAK Battery, Inc., f/k/a Medina
Coffee,
Inc.
	50 West Liberty Street, Suite 880
	Reno, NV 89501

	Robin Bradford, Esq.
	Andrews Kurth LLP
	1717 Main Street, Suite 3700
		Dallas, TX 75201



Mr. Xiangqian Li
October 24, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE